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                                                                      Exhibit 99

             The O'Gara Company and Kroll Associates Agree to Merge

FAIRFIELD, Ohio, Aug. 7/PRNNewsiwre/--The O'Gara Company (Nasdaq-NNM: OGAR) today announced that it has reached an agreement to merge with Kroll Associates, under which the shareholders of Kroll Associates will receive 6,750,000 shares of The O'Gara Company's common stock, in exchange for all of the outstanding common stock and outstanding options of Kroll Associates. The transaction, if completed, is expected to qualify for "pooling of interests" accounting principles. On a "pooling of interest" basis, the combined companies would have reported pro forma revenues of approximately $188 million for the fiscal year ended December 31, 1996. The proposed agreement is subject to, among other things, execution of definitive agreements and various consents and approvals, including shareholder approval of both companies. The combined company will be called The Kroll-O'Gara Company.

         The Kroll-O'Gara Company will bring together Kroll Associates' worldwide business intelligence, investigative, and risk management services and The O'Gara Company's global security services, security hardware products, and security systems integration activities. The combined company will have over 900 employees at 39 offices and facilities in 16 countries.

         Kroll Associates, headquartered in New York City, is the leading provider of risk management and corporate intelligence consulting services to corporations, governments, law firms, and individuals throughout the world. Established in 1972, Kroll Associates through its 23 offices in major business and financial centers in the Americas, Europe, and Asia has assembled a highly trained group of individuals with backgrounds in law, finance, business, law enforcement, academia, computer science, security, and crisis management.

         Specialized areas of activity include corporate investigations, crisis management services, financial fraud investigations, business intelligence, litigation support, monitoring services, vendor integrity programs, environmental services, disaster recovery planning, and kidnap prevention and response services.

         In connection with the contemplated merger, Jules B. Kroll will become Chairman and Chief Executive Officer of The Kroll-O'Gara Company. Thomas M. O'Gara will become Vice Chairman and Bill T. O'Gara will become President and Chief Operating Officer.

         Commenting on the proposed business combination, Bill O'Gara said, "The agreement between Kroll Associates and O'Gara is a continuation of our stated business strategy to expand our global position in the security industry, to grow our Security Services businesses and to continue to pursue strategic acquisitions in the rapidly consolidating security industry. In a single stroke, the Kroll Associates merger will give us offices in seven new countries, increase our revenues from security integration and security services to 48% of 1996 pro forma sales (up from 16% before the merger), and reduce the percentage of military-related sales to 29% of our total 1996 pro forma sales."

         The O'Gara Company is an integrated security company with three business lines: security services, security hardware products, and security systems integration. The Security Services Group offers security-related services such as advanced driver training, background clearances, business intelligence, country-risk assessments, forensic auditing, force protection consulting and private security agent training. The Security Hardware Products Group markets all of the Company's armoring products, including ballistic and blast protected armoring systems for military and commercial vehicles, aircraft and missile components. The Security Systems Integration Group offers planning, design, and hardware and software integration services which are customized to meet specific satellite communications or site protection needs of customers.


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With headquarters in Fairfield, Ohio, USA, near Cincinnati, The O'Gara Company has manufacturing facilities in Fairfield, Ohio; Sao Paulo, Brazil; Lamballe, France; Torino, Italy; Mexico City, Mexico; Subic Bay, The Philippines; and St. Petersburg, Russia. The Company has additional offices in Los Angeles, California; Washington, D.C.; Salisbury, England; Paris, France; Nairobi, Kenya; Deer Park, New York, Moscow, Russia; and Geneva, Switzerland.

         A conference call to discuss the transaction will be held tomorrow morning, Friday, August 8, 1997, at 10:00 a.m. The telephone number is 800-834-3606 and the confirmation number is 224820.

CONTACT: Bill T. O'Gara, Chief Executive Officer of The O'Gara Company 513-874-2112